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                      SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549

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                                FORM 8-A/A NO. 1

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

               AMENDMENT NO. 1 TO FORM 8-A REGISTRATION STATEMENT

                              eLoyalty Corporation
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             (Exact Name of Registrant as Specified in Its Charter)


               Delaware                                 36-4304577
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(State of Incorporation or Organization)     (IRS Employer Identification no.)


  205 North Michigan Avenue, Ste. 1500, Chicago, IL                60601
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       (Address of Principal Executive Offices)                  (Zip Code)

   If this form relates to the                  If this form relates to the
   registration of a class of                   registration of a class of
   securities pursuant to Section               securities pursuant to Section
   12(b) of the Exchange Act and is             12(g) of the Exchange Act and is
   effective pursuant to General                effective pursuant to General
   Instruction A.(c), please check the          Instruction A.(d), please check
   following box. [ ]                           the following box. [X]


Securities Act registration statement file
number to which this form relates                        333-94293
                                                ---------------------------
                                                      (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

    Title of Each Class                    Name of Each Exchange on Which
    To be so Registered                    Each Class is to be Registered
    -------------------                    ------------------------------


              None                                          None
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Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, $.01 par value
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                                (Title of Class)

                         Preferred Stock Purchase Rights
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                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

         The Registrant hereby amends and restates the following items of its Registration Statement on Form 8-A dated January 20, 2000, as filed with the Securities and Exchange Commission (the "SEC") on January 20, 2000.





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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         The following description of our capital stock, including the Rights (as defined below), does not purport to be complete and is qualified in its entirety by reference to the eLoyalty certificate of incorporation and bylaws, copies of which were filed with the SEC as exhibits to the Registrant's Registration Statement on Form S-1 (File No. 333-94293), as amended, and filed with the SEC on January 10, 2000 and the Rights Agreement filed herewith.

         The authorized capital stock of eLoyalty consists of 100,000,000 shares of common stock, $0.01 par value, and 10,000,000 shares of preferred stock, $0.01 par value.

COMMON STOCK

         Holders of our common stock are entitled to one vote per share with respect to each matter presented to stockholders for vote. Except as may be provided in connection with any eLoyalty preferred stock, or as may otherwise be required by law or the certificate of incorporation, the common stock will be the only capital stock of eLoyalty entitled to vote in the election of directors and on all other matters presented to the stockholders of eLoyalty; provided that the holders of common stock, as such, will not be entitled to vote on any matter that relates solely to the terms of any outstanding series of preferred stock or the number of shares of such series and does not affect the number or authorized shares of preferred stock or the powers, privileges and rights pertaining to the common stock. The common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election.

         Subject to the prior rights of holders of preferred stock, if any, holders of common stock are entitled to receive such dividends as may be lawfully declared from time to time by our board of directors. Upon any liquidation, dissolution or winding up of eLoyalty, whether voluntary or involuntary, holders of common stock will be entitled to receive the assets that are legally available for distribution to stockholders after there shall have been paid or set apart for payment the full amounts necessary to satisfy any preferential or participating rights to which the holders of each outstanding series of preferred stock are entitled by the express terms of such series.

         The common stock does not have any preemptive, subscription or conversion rights. Additional shares of authorized common stock may be issued, as determined by our board from time to time, without stockholder approval, except as may be required by applicable Nasdaq requirements.

         Our common stock is listed on the Nasdaq National Market under the symbol "ELOY."

         ChaseMellon Shareholder Services, L.L.C. serves as the transfer agent and registrar for our common stock.

PREFERRED STOCK

         Subject to Delaware law, our board may, without approval of the stockholders, cause shares of preferred stock to be issued from time to time in one or more series. The board will determine the number of shares of each series as well as the designation, powers, privileges, preferences and rights of the shares of that series. Among the



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specific matters that may be determined by the board are:

                  - the designation of each series;

                  - the number of shares of each series;

                  - the rate of dividends, if any;

                  - whether dividends, if any, will be cumulative or
                    non-cumulative;

                  - the terms of redemption, if any;

                  - the terms of any sinking fund providing for the purchase or redemption of shares of each series;

                  - the amount payable in the event of any voluntary or
                    involuntary liquidation, dissolution or winding up of the affairs of eLoyalty;

                  - rights and terms of conversion or exchange, if any;

                  - restrictions on the issuance of shares of the same series or any other series, if any; and

                  - voting rights, if any.

RIGHTS PLAN

         Our board of directors adopted a Stockholder Rights Plan (the "Rights Plan") on January 26, 2000. Pursuant to the Rights Plan, one Right (a "Right") will be issued and attached to each outstanding share of common stock. Each Right entitles its holder, under the circumstances described below, to purchase from eLoyalty one one-hundredth of a share of its Series A Junior Participating Preferred Stock, $0.01 par value, (the "Series A Preferred Stock"), at an exercise price per Right of $160 per Rights, subject to adjustment. The Rights will be payable on March 31, 2000 to the stockholders of record on that date. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between eLoyalty and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.

         Initially, the Rights will be associated with the common stock and evidenced by the common stock certificates, which will contain a notation incorporating the Rights Agreement by reference. The Rights initially will be transferred with and only with underlying shares of common stock. The Rights will become exercisable and separately certificated only upon the "Distribution Date," which will occur upon the earlier of:

         - ten days following a public announcement that a person or group (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of common stock then outstanding (the date of the announcement being the "Stock Acquisition Date"); or

         - ten business days (or later if determined by our board of directors prior to any person becoming an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.

         Until the Distribution Date, the surrender for transfer of any shares of common stock outstanding will also constitute the transfer of the Rights associated with such shares.

         As soon as practicable after the Distribution Date, separate certificates for the Rights will be mailed to holders of record of common stock as of the close of business on the Distribution Date. From and after the






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Distribution Date, the separate certificates alone will represent the Rights.
Except as otherwise provided in the Rights Agreement, only shares of common stock issued prior to the Distribution Date will be issued with Rights.

         The Rights are not exercisable until the Distribution Date and will expire ten years from their issuance unless earlier redeemed or exchanged by eLoyalty as described below.

         In the event (a "Flip-In Event") that a person or group becomes an Acquiring Person, each holder of a Right (other than any Acquiring Person and related parties, whose Rights will automatically become null and void) will have the right to receive, upon exercise, common stock, or, in some circumstances, cash, property or other securities of eLoyalty, with a value equal to two times the exercise price of the Right. The Rights may not be exercised following a Flip-In Event while we have the ability to cause the Rights to be redeemed. Our ability to redeem the Rights is described below.

         For example, at an exercise price of $100 per Right, each Right not owned by an Acquiring Person (or by related parties) following a Flip-In Event would entitle its holder to purchase $200 worth of common stock (or other consideration, as noted above) for $100. Assuming that the common stock had a per share value of $50 at that time, the holder of each valid Right would be entitled to purchase 4 shares of Common Stock for $100.

         In the event (a "Flip-Over Event") that, at any time following the Stock Acquisition Date:

         - we are acquired in a merger or other business combination in which eLoyalty is not the surviving entity,

         - we are acquired in a merger or other business combination in which e-Loyalty is the surviving entity and all or part of our common stock is converted into or exchanged for securities of another entity, cash or other property, or

         - 50% or more of our assets or earning power is sold or transferred,

then each holder of a Right (except Rights which previously have been voided as set forth above) will have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. Flip-In Events and Flip-Over Events are collectively referred to as "Triggering Events."

         The exercise price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:

         - in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock;

         - if holders of the Series A Preferred Stock are granted specific rights, options or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the current market price of the Series A Preferred Stock; or

         - upon the distribution to holders of the Preferred Stock of evidence of indebtedness or assets (excluding regular periodic cash dividends) or of subscription rights or warrants (other than those referred to above).

         With some exceptions, no adjustment in the exercise price will be required until cumulative adjustments amount to at least 1% of the then current exercise price. No fractional shares of Series A Preferred Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading day prior to the date of exercise. We may require prior to the occurrence of a Triggering Event that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Series A






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Preferred Stock will be issued.

         We may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (subject to adjustment and payable in cash, common stock or other consideration deemed appropriate by our board of directors) at any time until ten days following the Stock Acquisition Date. Immediately upon the action of our board of directors authorizing any redemption, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

         At any time after any person or group becomes an Acquiring Person and prior to the acquisition by that person or group of 50% or more of the outstanding shares of common stock, eLoyalty may exchange the Rights (other than Rights owned by that person or group which will have become void), in whole or in part, at an exchange ratio of one share of common stock, or one one-hundredth of a share of Series A Preferred Stock (or of a share of a class or series of our preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

         Until a Right is exercised, its holder, as such, will have no rights as a stockholder of eLoyalty, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not result in the recognition of taxable income by our stockholders or us, stockholders may, depending upon the circumstances, recognize taxable income after a Triggering Event.

         The terms of the Rights may be amended by our board of directors without the consent of the holders of the Rights. The board of directors could, among other things, lower the thresholds described above to the greater of 10% or .001% more than the largest percentage of the outstanding shares of common stock then known to us to be beneficially owned by any person or group of affiliated or associated persons. Once a person or group has become an Acquiring Person no amendment can adversely affect the interests of the holders of the Rights.

         The Rights will have antitakeover effects. The Rights will cause substantial dilution to any person or group who attempts to acquire a significant interest in eLoyalty without advance approval from our board of directors. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire eLoyalty, even if the acquisition would be in the interest of our stockholders. Because we can redeem the Rights, the Rights will not interfere with a merger or other business combination approved by our board of directors.

ITEM 2.  EXHIBITS.

                  List below all exhibits filed as a part of the registration statement:

           3.1 The Registrant's Certificate of Incorporation, as amended (Incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-1 (File No. 333-94293, as amended, as filed with the Securities and Exchange Commission on January 10, 2000 (the "Form S-1")).

           3.2    The Registrant's Bylaws (Incorporated by reference to Exhibit
                  3.2 to the Form S-1).

           4.1 Rights Agreement between the Registrant and ChaseMellon Shareholder Services, L.L.C. (filed herewith).

           4.2 Registrant's Certificate of Designation of Series A Junior Participating Preferred Stock (filed herewith).




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                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                                eLoyalty Corporation


Dated:  March 17, 2000                          By:  /s/ Kelly D. Conway
                                                     Name:  Kelly D. Conway
                                                     Title:  President and Chief
                                                             Executive Officer







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